CITIZENS FINANCIAL GROUP, INC.

ONE CITIZENS PLAZA

PROVIDENCE, RI 02903

April 2, 2021

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Citizens Financial Group, Inc. Registration Statement on Form S-4 (File No. 333-254994)

Ladies and Gentlemen:

On April 2, 2021, Citizens Financial Group, Inc. (the “Company”) filed with the Securities and Exchange Commission (the “Commission”) a registration statement (File No. 333-254994) (the “Registration Statement”) on Form S-4 under the Securities Act of 1933, as amended (the “Securities Act”). The Registration Statement registers (i) $620,555,000 aggregate principal amount of the Company’s new 2.638% Subordinated Notes due 2032 (the “2032 Exchange Notes”) to be exchanged in an exchange offer for a like principal amount of the Company’s outstanding 2.638% Subordinated Notes due 2032 (the “2032 Original Notes”), (ii) $134,632,000 aggregate principal amount of the Company’s new 4.300% Fixed Rate Reset Subordinated Notes due 2031 (the “4.300% 2031 Exchange Notes”) to be exchanged in an exchange offer for a like principal amount of the Company’s outstanding 4.300% Fixed Rate Reset Subordinated Notes due 2031 (the “4.300% 2031 Original Notes”), (iii) $68,710,000 aggregate principal amount of the Company’s new 3.750% Fixed Rate Reset Subordinated Notes due 2031 (the “3.750% 2031 Exchange Notes”) to be exchanged in an exchange offer for a like principal amount of the Company’s outstanding 3.750% Fixed Rate Reset Subordinated Notes due 2031 (the “3.750% 2031 Original Notes”) and (vi) $60,547,000 aggregate principal amount of the Company’s new 4.350% Fixed Rate Reset Subordinated Notes due 2031 (the “4.350% 2031 Exchange Notes” and, together with the 2032 Exchange Notes, the 4.300% 2031 Exchange Notes and the 3.750% 2031 Exchange Notes”, the “Exchange Notes”) to be exchanged in an exchange offer for a like principal amount of the Company’s outstanding 4.350% Fixed Rate Reset Subordinated Notes due 2031 (the “4.350% 2031 Original Notes” and, together with the 2032 Original Notes, the 4.300% 2031 Original Notes and the 3.750% 2031 Original Notes, the “Original Notes”).

The exchange offers are referred to collectively as the “Exchange Offer”. We are submitting this letter in order to inform you that the Company is registering the Exchange Offer in reliance on the position of the staff of the Commission (the “Staff”) stated in the Exxon Capital Holdings Corporation, SEC No-Action Letter (available May 13, 1988) (the “Exxon Capital Letter”), Morgan Stanley & Co. Incorporated, SEC No-Action Letter (available June 5, 1991) (the “Morgan Stanley Letter”) and Shearman & Sterling, SEC No-Action Letter (available July 2, 1993) (the “Shearman & Sterling Letter”). In connection with the filing of the Registration Statement and in anticipation of the acceleration of the effectiveness thereof, the Company hereby represents as follows:

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The Company has not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offer and, to the best of the Company’s information and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer. In this regard, the Company will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that any securityholder using the Exchange Offer to participate in a distribution of the Exchange Notes to be acquired in the Exchange Offer (1) cannot rely on the Staff’s position in the Exxon Capital Letter, the Morgan Stanley Letter, the Shearman & Sterling Letter or similar letters and (2) must comply with registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. The Company acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K under the Securities Act.

The Company will also include in the letter of transmittal to be executed by each person participating in the Exchange Offer (the “Letter of Transmittal”) disclosure that, by accepting the Exchange Offer, each holder (including any broker-dealer) of the Original Notes represents to the Company that (i) it is not an affiliate of the Company or, if it is an affiliate of the Company, it will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable in connection with the resale of the Exchange Notes, (ii) the Exchange Notes will be acquired in the ordinary course of business, and (iii) it is not engaged in, and does not intend to engage in, a distribution of the Exchange Notes to be received in the Exchange Offer.

With respect to any broker-dealer participating in the Exchange Offer with respect to the Original Notes acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must confirm that it has not entered into any arrangement or understanding with the Company or any affiliate of the Company to distribute the Exchange Notes. In addition, the Company (i) will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that any broker-dealer who holds Original Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange therefor pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes, and (ii) will include in the Letter of Transmittal the additional requirement that if the exchange offeree is a broker-dealer holding Original Notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgment that such broker-dealer will deliver a prospectus meeting the requirements of the Securities Act in

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connection with any resale of Exchange Notes received in respect of such Original Notes pursuant to the Exchange Offer. The Letter of Transmittal will also include a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

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If you have any questions, please contact the undersigned at (401) 824-0503 or Benjamin H. Weiner of Sullivan & Cromwell LLP at (212) 558-4000.

Very truly yours,

CITIZENS FINANCIAL GROUP, INC.

By:	/s/ Malcolm D. Griggs
Name: Malcolm D. Griggs Title: General Counsel and Chief Legal and Risk Officer